Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated May 25, 2010, relating to the consolidated financial statements and financial statement schedule of Graham Corporation and subsidiary (which report on the consolidated financial statements expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of the measurement date provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 715, Compensation — Retirement Benefits, as of April 1, 2008) and the effectiveness of Graham Corporation’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Graham Corporation and subsidiary for the year ended March 31, 2010.
/s/ Deloitte & Touche LLP
Rochester, New York
August 23, 2010